Filed pursuant to Rule 433

Registration No. 333-158065

June 17, 2010

  HSBC Holdings plc

Term Sheet:

$3,400,000,000

8.00% Perpetual  Subordinated Capital Securities Exchangeable at the

Issuer’s Option into Non-Cumulative Dollar Preference Shares, Series 2

Terms & Conditions

Issuer:	HSBC Holdings plc

Expected Rating on the Capital Securities*:	A3/A-/A+

Offered Securities:	136,000,000 Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non-Cumulative Dollar Preference Shares, Series 2.

Pricing Date:	June 17, 2010

Settlement Date:	June 24, 2010 (T+5)

Maturity Date:	Perpetual

Form of Offering:	SEC Registered

Principal Amount:	$3,400,000,000

Number of Capital Securities:	136,000,000

Over-allotment Option:	A maximum of $400,000,000 additional principal amount (16,000,000 additional Capital Securities) at the public offering price within 30 days of the Pricing Date.

Public Offering Price:	$25 per Capital Security

Interest Rate:	8.00% per annum

Coupon Payment Dates:	Quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 2010.

Day Count:	30 / 360

Net Proceeds to Issuer:	$3,310,760,956 (assumes underwriting commission of $0.7875 per Capital Security on sales to retail and $0.5000 per Capital Security on sales to institutions)

Deferred Coupon Payment:

The Issuer may elect to defer coupon payments on the Capital Securities at its discretion and may be required to defer coupon payments on the Capital Securities in accordance with the Solvency Condition.  Subject to certain exceptions, deferred coupon payments will remain outstanding until and unless settled in accordance with the Alternative Coupon Satisfaction

Mechanism.

Optional and Special Event Redemption:

The Issuer may redeem the Capital Securities, in whole or in part, at its option, any time on or after December 15, 2015 or in whole (but not in part) at its option at any time upon the occurrence of a Tax Event or Regulatory Event at a redemption price equal to the principal amount thereof plus all accrued and unpaid interest, including Deferred Coupon Payments (subject to the Alternative Coupon Satisfaction Mechanism).

Exchange into Preference Shares:	Subject to certain conditions, on any coupon payment date, the Issuer may exchange the Capital Securities in whole (but not in part) for perpetual non-cumulative dollar preference shares.

Ranking:	The Capital Securities will constitute unsecured, subordinated obligations.

In a winding up of the Issuer, the claims of Capital Securities holders will rank (a) junior to depositors and all other creditors other than claims which are by their terms or expressed to be subordinated to or pari passu with the Capital Securities and (b) pari passu with the most senior class of non-cumulative preference shares of the Issuer.

Listing:	Application will be made to list the Capital Securities on the New York Stock Exchange.

CUSIP:	404280802

ISIN: Common Code:	US4042808026 050582639

Joint Bookrunners:	HSBC Securities (USA) Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Senior Co-Manager:	RBC Capital Markets Corporation

Co-Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities Inc. RBS Securities Inc.

* This communication includes disclosure about the expected ratings for the Capital Securities. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll free at 1-866-811-8049, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors), UBS Securities LLC toll free at 1-877-827-6444, ext 561-3884 or

Wells Fargo Securities, LLC toll free at 1-800-326-5897.